UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Western Asset Inflation-Linked Income Fund

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

95766Q106

(CUSIP Number)

Jenny Zhou, Esq.

2365 Carillon Point

Kirkland, WA 98033

(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95766Q106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,950,552 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,950,552 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,950,552 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.8% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)                         All common shares, no par value per share (the “Common Shares”), of Western Asset Inflation-Linked Income Fund (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)                         Based on 29,152,820 Common Shares outstanding as of May 31, 2020, as reported in the Issuer’s Form N-CSR filed on July 24, 2020.

CUSIP No. 95766Q106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,950,552 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,950,552 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,950,552 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.8% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)                         All common shares, no par value per share (the “Common Shares”), of Western Asset Inflation-Linked Income Fund (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)                         Based on 29,152,820 Common Shares outstanding as of May 31, 2020, as reported in the Issuer’s Form N-CSR filed on July 24, 2020.

EXPLANATORY NOTE

This Amendment No. 14 to Schedule 13D (“Amendment”) amends and restates in its entirety the Schedule 13D previously filed by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (together, “the Reporting Persons”) with the Securities and Exchange Commission on January 3, 2006, as amended on April 19, 2006; June 19, 2008; July 7, 2008; July 17, 2008; October 17, 2008; October 15, 2010; September 12, 2012; April 21, 2014; December 12, 2014; December 17, 2014; December 24, 2014; January 20, 2015 and April 8, 2015, relating to the common shares, no par value (the “Common Shares”), of Western Asset Inflation-Linked Income Fund (the “Issuer”).

Item 1.	Security and Issuer

This statement relates to the Common Shares of the Issuer. The principal executive offices of the Issuer are located at 620 Eighth Avenue, 49th Floor, New York, NY 10018.

Item 2.	Identity and Background

(a)              This statement is being filed jointly by the Reporting Persons.

(b)              The business addresses of the Reporting Persons are as follows:

•                  Cascade: 2365 Carillon Point, Kirkland, Washington 98033

•                  Mr. Gates: 500 Fifth Ave North, Seattle, Washington 98109

(c)               Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its sole member, Mr. Gates.

Mr. Gates, a natural person, is a Co-Trustee of Bill & Melinda Gates Foundation Trust and the Bill & Melinda Gates Foundation.

(d)              None.

(e)               None.

(f)                Mr. Gates is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Cascade purchased the Common Shares with working capital.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Shares for investment purposes, from working capital.

The Reporting Persons intend to tender all of the Common Shares held by them pursuant to the Issuer’s tender offer announced on November 25, 2020 (the “2020 Tender Offer”). The decision to tender shares in the 2020 Tender Offer has no bearing on whether the Reporting Persons will decrease or increase their interest in the Issuer in the future.

The Reporting Persons intend to continuously review and evaluate all of their alternatives with respect to their investment in the Issuer and intend to take any and all actions that they deem appropriate to maximize the value of their investment. This may include selling or purchasing securities in the future, depending on market conditions and subject to regulatory and other approvals.

From time to time, the Reporting Persons have engaged and expect in the future to engage in discussions with representatives of the Issuer concerning the Reporting Persons’ investment in the Issuer. The Reporting Persons may also engage in discussions with representatives of the Issuer or other shareholders of the Issuer on matters of mutual interest, which may include discussions regarding the business and strategic direction of the Issuer and opportunities for the Issuer to enhance shareholder value.

The Reporting Persons may formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions and valuations, subsequent developments affecting the Issuer, the general business and prospects of the Issuer, or other factors.

Michael Larson is Cascade’s business manager. He also serves on the Issuer’s board of trustees and, in that capacity, may be asked to vote on or discuss matters related to items (a) through (j) of Schedule 13D with representatives of the Issuer and others.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)              See items 11 and 13 of the cover pages to this Amendment for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b)              See items 7 through 10 of the cover pages to this Amendment for the number of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)               None.

(d)              None.

(e)               Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2020	CASCADE INVESTMENT, L.L.C.(1)

	By	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

WILLIAM H. GATES III(1)

	By	*
		Name:	Alan Heuberger(3)
		Title:	Attorney-in-fact

*By:	/s/ Alan Heuberger
Alan Heuberger

(1)        This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated January 3, 2006 and included with the signature page to the Reporting Persons’ Schedule 13D filed with respect to the Issuer on January 3, 2006, SEC File No. 005-81249, and incorporated by reference herein.

(2)        Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(3)        Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.